

February 23, 2022

Raul Jacob
Chief Financial Officer
Southern Copper Corporation
1440 East Missouri Avenue
Suite 160
Phoenix, AZ 85014

> **Re: Southern Copper Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **File No. 001-14066**

Dear Mr. Jacob:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Energy & Transportation